

August 5, 2010

Tomas W. Fuller
Chief Financial Officer
VCA Antech, Inc.
12401 West Olympic Boulevard,
Los Angeles, CA 90064-1022

>   **Re: VCA Antech, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>   **File No. 001-16783**

Dear Mr. Fuller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 15. Exhibits and Financial Statement Schedules

1.   We note that you have not included the annexes, exhibits, or schedules to Exhibit 10.1 and Exhibit 10.3. Please confirm that you will file a complete copy of each exhibit, including conformed signatures, with your next Exchange Act periodic report.

Definitive Proxy Statement on Schedule 14A

Compensation Committee, page 13

2.   We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not

necessary.

Base Salary, page 20

3.   Because you appear to benchmark compensation, in future filings please identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please include an explanation of the reasons. Please provide us with draft disclosure that you propose to include in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3790 with any questions.

                                                        Sincerely,

                                                        John Reynolds
                                                        Assistant Director